UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RANCON REALTY FUND IV, A CALIFORNIA LIMITED PARTNERSHIP

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

NONE (CUSIP Number)

DANIEL L. STEPHENSON

C/O GLENBOROUGH REALTY TRUST INCORPORATED

400 SOUTH EL CAMINO REAL, SUITE 1100

SAN MATEO, CALIFORNIA 94402

(650) 343-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 29, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Glenborough Properties, L.P., a California limited partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable.
(a)
(b) Not applicable.
3.	SEC Use Only

4.	Citizenship or Place of Organization

California

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power:

3,308
6. Shared Voting Power:

0
7. Sole Dispositive Power:

3,308
8. Shared Dispositive Power:

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,308
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.
11.	Percent of Class Represented by Amount in Row (11):

5.2
12.	Type of Reporting Person (See Instructions):

PN

Item 1.	(a)	Rancon Realty Fund IV, a California Limited Partnership

	(b)	c/o Glenborough Realty Trust Incorporated, 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708

Item 2.	(a)	Glenborough Properties, L.P., a California limited partnership

	(b)	400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708

	(c)	California

	(d)	Units of Limited Partnership Interests

	(e)	None

Item 3.	Not applicable.

Item 4.	Ownership

(a) 3,308 Units of Limited Partnership Interests

(b) 5.2

(c)

(i) 3,308 Units of Limited Partnership Interests

(ii) 0

(iii) 3,308 Units of Limited Partnership Interests

(iv) 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of The Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification. (filing pursuant to Rule 13d-1(c))

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2006

Signature: /s/ Brian S. Peay

Name/Title: Brian S. Peay, Executive Vice President, Chief Financial Officer, Glenborough Realty Trust Incorporated (General Partner of Reporting Person)